National Securities Corporation

February 11, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:           Midas Medici Group Holdings, Inc.
Registration Statement on Form S-1
File No. 333-161522

Ladies and Gentleman:

The undersigned hereby withdraws its request, dated February 9, 2010, for effectiveness of the Registration Statement referred to above.

Very truly yours,

National Securities Corporation
As Representative of the Several Underwriters

By: National Securities Corporation

By:	/s/ Sagiv Shiv
Name: Sagiv Shiv
Title: Senior Managing Director